UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

EXHIBITS.

Exhibit Number	Exhibit Description

4.1†	Lease and Maintenance Agreement, dated April 30, 2020, between Hoegh LNG Cyprus Limited and Hoegh LNG Chartering LLC ( Höegh Gallant ).

†	Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: June 18, 2020

	By:	/s/ Steffen Føreid
		Name:	Steffen Føreid
		Title:	Chief Executive Officer and Chief Financial Officer

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (333-234011) and Form S-8 (333-211840) of the registrant.

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